Deborah McLean Quinn					November 24, 2004
Nixon Peabody LLP
Clinton Square Suite 1300
Rochester, New York 14604
(585) 263-1307

Re:  	Bausch & Lomb Incorporated
	Schedule TO-I filed on November 15, 2004
	File No. 005-20467
      Registration Statement on Form S-4 filed November 15, 2004
File No. 333-120483

Dear Ms. Quinn:

	We have limited our review of the above referenced filings to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO- Item 10. Financial Statements
1. We note that you have incorporated by reference the financial statements for the year ended December 27, 2003 and the quarter ended
September 25, 2004. Where financial statements are material in the context of an offer or where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See
Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements in the prospectus filed in connection with this exchange offer.

Form S-4
Forward-Looking Statements, page 22
2. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C)
of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made in the prospectus.

The Exchange Offer, page 63
Conditions to the Exchange Offer, page 67
3. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first paragraph in this section, the phrase "regardless of the circumstances giving rise to the failure of the condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.
4. In the same paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is "inadvisable to proceed with the offer..." We agree. However, if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, you must waive that condition.
As you are aware, waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.
5. Please refer to the last sentence of the second sub-bullet point to the first bullet point. This offer condition refers to an impairment of the Company that "would be material to holders of Old
Notes in deciding whether to accept the exchange offer." Since holders of debentures should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe how materiality will be determined with respect to this condition and holders of Old Notes.
6. The last listed offer condition to the second bullet point (on page 68) refers to "any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer." Given the current situation in Iraq and Afghanistan and the recent escalation of hostilities there, we are concerned that your offer condition is drafted so broadly and generally as to make it difficult to determine whether it has been "triggered" by events as they occur. Please tailor your condition so that the holders of Old Notes may objectively verify when it has been triggered. For example, is this condition effective if any such event has a material adverse effect on the Company?


Dealer Manager, page 69
7. We note that you will pay a fee to the dealer manager based on the principal amount of Old Notes tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Citigroup Global Markets Inc.?

Other Fees and Expenses, page 69
8. Your disclosure indicates that your information agent may make additional solicitations by mail, telephone, facsimile, and personal interviews. Provide us with any scripts, outlines, instructions or other written materials furnished to the individuals for the purpose of soliciting tenders. We remind you to file any written communications under Rule 425 if required under Rule 165(b).
9. We note your list of expenses. Please disclose whether or not the
Company has paid or will be responsible for payment of same pursuant to Item 1007(c) of Regulation M-A.

Legal Matters, page 69
10. Please identify the certain legal matters that will be passed upon for the dealer manager by Mayer, Brown, Rowe & Maw LLP.

Where You Can Find More Information, page 70
11. Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Please direct any questions to me at (202) 942-2903.

         	               					Very truly
yours,



                 	          					Celeste M.
Murphy
							Attorney-Advisor Office of
							Mergers and Acquisitions





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Deborah McLean Quinn, Esq.
November 24, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE